                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13G
                               (Rule 13d - 102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b)(c), AND (d)
                   AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)
                              (AMENDMENT NO. 4)/1/

                             The Finish Line, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  317923 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_] Rule 13d-1(b)
 [_] Rule 13d-1(c)
 [X] Rule 13d-1(d)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
                               Page 1 of 5 Pages

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-----------------------                                  ---------------------
 CUSIP NO. 317923 10 0                 13G                 PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David M. Fagin
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not applicable

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            576,693

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          400,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             576,693

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          400,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        976,693

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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 CUSIP NO. 317923 10 0                 13G                 PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------


Item 1(a) Name of Issuer:
          --------------

          The Finish Line, Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          3308 North Mitthoeffer Road
          Indianapolis, Indiana  46235

Item 2(a) Name of Person Filing:
          ---------------------

          David M. Fagin

Item 2(b) Address of Principal Business Office or, if None, Residence:
          -----------------------------------------------------------

          3308 North Mitthoeffer Road
          Indianapolis, Indiana  46235

Item 2(c) Citizenship:
          -----------

          United States

Item 2(d) Title of Class of Securities:
          ----------------------------

          Class A Common Stock, $0.01 par value ("Class A Stock"). The Reporting Person is the record owner of shares of Class B Common Stock, $0.01 par value ("Class B Stock"), which are not registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), but which are immediately convertible into an equal number of shares of Class A Stock. The Issuer's Class A Stock is registered under
          Section 12 of the Act.

Item 2(e) CUSIP No.:
          ---------

          317923 10 0

Item 3.   Filings under Rules 13d-1(b), or 13d-2(b) or (c).
          -----------------------------------------

          Not applicable.

Item 4.   Ownership.
          ---------

     (a)  Amount Beneficially Owned:
          -------------------------

          David M. Fagin directly owns 576,693 shares of Class B Stock (excluding the shares held by a general partnership, as described below). Since Mr. Fagin is a partner of the Fagin Family Partnership (the "Partnership"), he may be deemed to beneficially own 400,000 shares of Class B Stock owned by the Partnership. In that case, Mr. Fagin would be deemed to beneficially own an aggregate of 976,693 shares of Class B Stock.
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 CUSIP NO. 317923 10 0                 13G                 PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------


     (b)  Percent of Class:
          ----------------

          If the shares of Class B Stock beneficially owned by Mr. Fagin were converted into Class A Stock, Mr. Fagin would own approximately 5.3% of the outstanding shares of Class A Stock.

     (c)  Number of shares as to which such person has:
          --------------------------------------------

          (i)    Sole power to vote or to direct the vote: 576,693,

          (ii)   Shared power to vote or to direct the vote: 400,000,

          (iii)  Sole power to dispose or to direct the disposition of: 576,693,

          (iv)   Shared power to dispose or to direct the disposition of:
                 400,000

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          As indicated in the response to Item 4 hereof, the Partnership directly owns shares of Class B Stock, and as a result, has a right to receive dividends from or the proceeds from the sale of such shares.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company.
          --------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certifications.
          --------------

          Not applicable.

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 CUSIP NO. 317923 10 0                 13G                 PAGE 5 OF 5 PAGES
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 1999                         /s/  DAVID M. FAGIN
                                                 --------------------------
                                                 David M. Fagin